[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

January 27, 2017	91322.00016

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1

(the “Fund”) (File No. 333-215201)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated January 19, 2017, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (the “Portfolio”).

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Fund’s registration statement will be reflected in the Fund’s pricing amendment, which is currently anticipated to be filed on or about Tuesday, January 31, 2017. Capitalized terms have the same meanings as in the Fund’s registration statement, unless otherwise indicated.

Prospectus

Investment Summary — Investment Concept and Selection Process — page 2

1. The disclosure states that the Fund will invest “in a portfolio of common stocks of domestic and foreign companies identified as having ‘Best Business Models’ globally, derived from a universe of over 5,600 stocks.” Please disclose the method used to define the universe of issuers. The Staff notes that the Fund’s name includes the term “world” — in your response, please explain what portion of the Fund’s assets is going to be invested in foreign issuers. Please also explain the method by which it is determined whether an issuer belongs to particular country or region.

Response: The portion of the disclosure referencing the initial universe of 5,600 stocks has been deleted. It is currently anticipated that approximately fifty percent of the Fund’s assets will be invested in foreign issuers. For purposes of determining whether a company belongs to a particular country, the company must be tied economically to, and be located in, the designated country.

2. The disclosure states that Morgan Stanley “backtested” its models to “check their efficacy.” Please remove the statement or provide disclosure regarding the limits of utilizing backtested results. In your response, please confirm that backtested performance will not be used in marketing materials.

Response: The above referenced statement has been removed from the disclosure.  As a related matter, the Sponsor confirms that backtested performance will not be used in marketing materials relating to the Fund.

3. The disclosure indicates that Environmental, Social and Governance (“ESG”) factors were considered in selecting the Fund’s portfolio. In your response, please explain if such ESG factors were “weighed” using a quantitative model or whether the ESG analysis was qualitative in nature and subject to discretion.

Response: In response to the above comment, the Sponsor confirms that the ESG factors were applied on a qualitative basis for purposes of determining the Fund portfolio’s final composition.

4. The disclosure states that the Fund’s portfolio “may invest significantly in a number of sectors.” Please identify the sectors in this section (in addition to the Risks Factors section).

Response: The disclosure has been revised to reflect any anticipated sector concentrations attributable to the Fund’s portfolio.

Risk Factors — page 18

5. The Risk Factors section explains that the Fund invests “significantly” in mid-cap issuers. Please include a clarifying statement in the strategy section.

Response: The disclosure has been revised in accordance with the above comment.

Exhibits — page S-1

6. Exhibit 7.1 refers to several Powers of Attorney filed for existing UIT series of the Trust. The Staff notes that Rule 483(b) and Item 601(b)(24) of Reg. S-K require that a power of attorney relate to a specific filing. See also Allied Corporation No-Action Letter (Aug. 20, 1982) (POA must specifically reference the registration statement) and Cooley Godward Castro Huddleson & Tatum No-Action Letter (Jul. 30, 1993). Please attach a Power of Attorney that complies with those requirements.

Response: The Fund’s pricing amendment will have attached as an exhibit Powers of Attorney compliant with the requirements described above.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Tuesday, January 31, 2017. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky

for PAUL HASTINGS LLP

Enclosures